SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

CASCADE MICROTECH, INC.

(NAME OF ISSUER)

Common Stock, $0.01 par value

(Title of Class of Securities)

147322101

(CUSIP NUMBER)

Paragon Associates and Paragon Associates II Joint Venture

500 Crescent Court, Suite 260

Dallas, Texas 75201

Tel. No.: (214) 871-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

October 31, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

1	NAME OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 950,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 950,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D

1	NAME OF REPORTING PERSONS Paragon JV Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 950,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 950,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D

1	NAME OF REPORTING PERSONS Bradbury Dyer III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 950,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 950,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”) and Paragon Associates II, Ltd. a Texas limited partnership (“Paragon II”), (ii) Paragon JV Partners, LLC, a Texas limited liability company (“Paragon GP”), and (iii) Bradbury Dyer III (“Mr. Dyer,” and collectively with Paragon JV and Paragon GP, the “Reporting Persons”). This Schedule 13D relates to shares of Common Stock, $0.01 par value (the “Common Stock”), of Cascade Microtech, Inc., an Oregon corporation (the “Issuer”).

This Schedule 13D relates to Common Stock purchased by Mr. Dyer for the account of Paragon JV on behalf of Paragon and Paragon II. Paragon GP serves as the general partner of each of Paragon and Paragon II and the investment advisor of Paragon JV and may direct the vote and disposition of the 950,000 shares of Common Stock held by Paragon JV. As the sole and managing member of Paragon GP, Mr. Dyer may direct Paragon GP to direct, and, as the authorized agent to Paragon JV, may direct, the vote and disposition of the 950,000 shares of Common Stock held by Paragon JV.

Item 1.	Security and Issuer

Securities acquired: Common Stock, $0.01 par value.

Issuer: Cascade Microtech, Inc.

9100 S.W. Gemini Drive

Beaverton, Oregon

Item 2.	Identity and Background

(a) This statement is filed by: (i) Paragon JV, (ii) Paragon GP and (iii) Mr. Dyer.

(b) The business address of the Reporting Persons is 500 Crescent Court, Suite 260, Dallas, Texas 75201.

(c) The principal business of Paragon JV is the joint management of the assets and activities of Paragon and Paragon II. The principal business of Paragon and Paragon II is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The principal business of Paragon GP is acting as the general partner of each of Paragon and Paragon II and the investment advisor of Paragon JV. The present principal occupations or employments of Mr. Dyer are management of his personal investments, serving as the sole and managing member of Paragon GP, and as the authorized agent for Paragon JV.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Paragon JV is a joint venture formed under the laws of the State of Texas. Paragon GP is a limited liability company formed under the laws of the State of Texas. Mr. Dyer is a United States citizen.

Item 3.	Source and Amount of Funds

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is $7,779,607.63. The source of these funds was the working capital of the Reporting Persons.

Item 4.	Purpose of the Transaction

The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for acquiring control of the Issuer. Depending on price, availability, market conditions and other factors that may affect their judgment, the Reporting Persons may acquire additional shares or dispose of any or all of their shares. The Reporting Persons do not currently intend to acquire the Issuer or to control the management and policies of the Issuer. The Reporting Persons may have communications with the Issuer regarding the Issuer’s operations, strategic plans, corporate governance, board composition and/or shareholder value.

Item 5.	Interest in Securities of the Issuer

(a) As of November 3, 2014, Paragon JV, by virtue of carrying out the purposes of Paragon and Paragon II per the joint venture agreement of Paragon JV, a copy of which was filed as Exhibit 2 to the Schedule 13G filed by the Rerporting Persons on November 2, 2010 and incorporated herein by reference, beneficially owns 950,000 shares of Common Stock, which represents 5.8% of the Issuer’s outstanding shares of Common Stock.

The percentage of ownership of the Reporting Persons, as reported in this Schedule 13D was calculated by dividing (i) 950,000 shares of Common Stock owned by Paragon JV, by (ii) 16,334,754 shares of Common Stock outstanding as of August 1, 2014 based upon the Form 10-Q filed with the Securities and Exchange Commission on August 6, 2014.

Paragon GP does not have direct beneficial ownership of the 950,000 shares of the Issuer’s Common Stock; however, Paragon GP, as the general partner of each of Paragon and Paragon II, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

Mr. Dyer does not have direct beneficial ownership of the 950,000 shares of the Issuer’s Common Stock; however, Mr. Dyer, as sole and managing member of Paragon GP, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

(b) Paragon JV has the power to vote and dispose of the 950,000 shares of Common Stock it holds; Paragon GP, as the general partner of each of Paragon and Paragon II, has the power to vote and dispose of the 950,000 shares of Common Stock held by Paragon JV; and Mr. Dyer, as the sole and managing member of Paragon GP and the authorized agent of Paragon JV, has the power to vote and dispose of the 950,000 shares of Common Stock held by Paragon JV.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1.	Joint filing agreement by and among the Reporting Persons.

Exhibit 99.2.	Joint Operation and Accounting Procedures Agreement incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Rerporting Persons on November 2, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 4, 2014	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE

	By:	/s/ Bradbury Dyer III
	Name:	Bradbury Dyer III
	Title:	Authorized Agent

PARAGON JV PARTNERS, LLC

	By:	/s/ Bradbury Dyer III
	Name:	Bradbury Dyer III
	Title:	Sole and Managing Member

BRADBURY DYER III

	By:	/s/ Bradbury Dyer III